EXHIBIT 99.11

CONSENT OF RICHARD M. GOWANS

TO BEING NAMED AS A QUALIFIED PERSON

March 31, 2009

I hereby consent to being named and identified as an expert with respect to the information based on the report entitled “A Mineral Resource Estimate for the Fruta del Norte Deposit, Cordillera del Condor Project, Zamora-Chinchipe Province, Ecuador”, dated November 15, 2007, as amended October 21, 2008, in the Annual Information Form for the year ended December 31, 2008 (the “AIF”) and the related annual report on Form 40-F of Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the information contained in the AIF and annual report on Form 40-F, into the Registration Statements on Form S-8 (Registration Statement Nos. 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) of Kinross Gold Corporation.

Sincerely,

/s/ Richard M. Gowans
Richard M. Gowans